



ZURICH®

Zurich to create shared services unit in the U.S.

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Zurich Financial Services
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Zurich, December 5, 2006 – Zurich Financial Services Group (Zurich) announced today that it will create a shared services operating unit to provide transactional and administrative support services to its Farmers, North America Commercial and other North American units. The new unit, to be called ZFUS Services, will be a subsidiary of Zurich Holding Company of America, Inc.

"As part of our ongoing operational improvement program, North America Commercial and Farmers have been collaborating closely to identify opportunities to capitalize on their combined size, knowledge, financial, IT and tax efficiencies to enhance overall operational excellence," said Zurich's Chief Executive Officer James J. Schiro. "They have already achieved excellent results, but this new structure will assist them in developing additional centers of excellence and in further leveraging productivity through economies of scale and other efficiencies."

ZFUS will be comprised of two new entities, Farmers Services LLC and Zurich North America Services LLC. These two groups will evolve over the next few years into a single shared services organization serving all of Zurich's operations in North America. Zurich anticipates moving the following functional areas into this new service: IT, human resources, accounting, finance, procurement, real estate, audit, communications and Farmers' ServicePoint/Service Centers.

ZURICH®

Farmers CEO Paul Hopkins will take the strategic lead at ZFUS on behalf of Zurich's Group Executive Committee. He will work closely with Axel Lehmann, CEO of NAC, and other group executives who have business operations in North America. Farmers employees who will be affected by this reorganization will transfer to the new Farmers Services entity effective January 1, 2007, followed by certain NAC employees, who are expected to transfer to the Zurich North America Services unit starting mid-year 2007.

Zurich expects the creation of the ZFUS shared services structure to facilitate and accelerate operating efficiencies and economies of scale in areas such as procurement, human resources, real estate and others worth an estimated USD 300 million over the period 2007 to 2010, with additional annual improvements after that. These efficiency gains are part of the USD 2 billion in after-tax operational improvements expected Group-wide from 2007 to 2009, as announced in Zurich's third quarter earnings release on November 16.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.